UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             FORM 12b-25FORM 12b-25


                           NOTIFICATION OF LATE FILING

                                                        SEC File No. 000-51140
                                                        CUSIP Number 23126X 10 8

(Check One): |_| Form 10-KSB  |_| Form 20-F  |_| Form 11-K  |X| Form 10-QSB
             |_| Form -SAR

                  For Period Ended: September 30, 2006

                        Transition Report on Form 10-K
                        Transition Report on Form 20-F
                        Transition Report on Form 11-K
                        Transition Report on Form 10-Q
                        Transition Report on Form -SAR
                        For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRATION INFORMATION

Full Name of Registrant: CuraTech Industries, Inc.

Former Name if Applicable:

Address of Principal Executive Office (Street and Number)
                              6337 Highland Drive, # 1053
City, State and Zip Code:     Salt Lake City, Utah 84121

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|X|   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
|X|   (b) The subject annual report, semi-annual report, transition report on
Form 10-K, Form 20-F, 11-K or Form -SAR, or portion thereof, will be filed on or before the fifteenth calendar following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on the or before the fifth calendar day following the prescribed due date: and
      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, -SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant has just completed a reorganization whereby it acquired MedaCure International, Inc. and changed its corporate name to CuraTech Industries, Inc. (f.n.a. Jump'n Jax, Inc.). The registrant is finalizing its filings in connection with the acquisition of MedaCure and the independent auditors have not completed their review of the quarterly filing. Management believes that Form 10-QSB can be completed and filed within the prescribed extension period.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

     Leonard E. Neilson             (801)               733-0800
           (Name)                (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is not, identify reports(s).
                         Yes |X|  No |_|

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                         Yes |_|  No |X|

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                            CuraTech Industries, Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: November 15, 2006                     By  /S/ LINCOLN DASTRUP
                                               --------------------------
                                                 Lincoln Dastrup
                                                 Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).